

September 14, 2010

Mr. Neal V. Fenwick
Chief Financial Officer
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, Illinois 60069

> **Re:** **ACCO Brands Corporation**
> **Form 10-K for the Year Ended December 31, 2009**
> **File No. 001-08454**

Dear Mr. Fenwick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Cautionary Statement Regarding Forward-Looking Statements, page 3

1. Because you must have a reasonable basis for all forward looking statements, in future filings, please remove language suggesting that investors may not place any reliance on such information, such as "you should not rely on such forward-looking statements when deciding whether to buy, sell or hold the Company's securities." Although you may caution investors about their reliance on such information, you may not limit it entirely.

Item 1A. Risk Factors, page 8

2. In future filings, please remove language suggesting that there are known material risks that have not been disclosed, such as the phrase "including, without limitation."

Note 1 – Basis of Presentation, page 55

3. We note that you have revised your format to add a gross profit subtotal line item within your Statement of Operations. We assume that the revenues and costs associated with your sales of services are not material. Please advise, and supplementally quantify those balances.

Note 6 – Income Taxes, page 74

4. We note your disclosure here that, during the second quarter of 2009, you established a valuation allowance against your domestic deferred tax assets to reduce them to the value more likely than not to be realized with a corresponding non-cash charge of $108.1 million to the provision for income taxes, and that no tax benefits were provided on losses incurred during 2009 in the U.S. and certain foreign jurisdictions. Please tell us in your response the facts and circumstances leading you to believe the establishment of this allowance was necessary.

5. In this regard, we note from the disclosures in your Form 10-Q for the quarter ended June 30, 2009, that you considered both the positive and negative evidence for the second quarter and determined that it was no longer more-likely-than-not that you would realize the full value of your U.S. deferred tax assets. Please provide us with the details of this analysis for the second quarter. In addition, please provide us with comparable details of the analysis you performed at the end of fiscal 2008 and the analysis you performed for the first quarter of fiscal 2009.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters (comments 3-5). Please contact John Stickel at 202-551-3324 if you have questions regarding legal matters (comments 1-2). Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief